UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 2, 2021

First Bancorp

(Exact Name of Registrant as Specified in its Charter)

North Carolina	0-15572	56-1421916
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation)		Identification Number)

300 SW Broad Street,
Southern Pines, NC 28387	28387
(Address of Principal Executive Offices)	(Zip Code)

(910) 246-2500

(Registrant’s telephone number, including area code)

Not applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered:
Common Stock, No Par Value	FBNC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On June 30, 2021, First Bank Insurance Services, Inc. (“FB Insurance”), a wholly-owned subsidiary of First Bancorp’s subsidiary bank, First Bank, Southern Pines, North Carolina, completed the sale of the operations and substantially all of the operating assets and certain of the liabilities of FB Insurance’s business to Bankers Insurance, LLC for an initial purchase price valued at approximately $13.0 million and a future earn-out payment of up to $1.0 million. Prior to the sale, FB Insurance’s primary business activity was the placement of property and casualty insurance coverage. As a condition to the sale, First Bank and FB Insurance have undertaken certain customary non-solicitation and non-compete covenants for the benefit of Bankers Insurance, LLC.

Bankers Insurance, LLC, based in Glen Allen, Virginia, was formed by an association of community banks in 1999, and has offices in Virginia, Tennessee, West Virginia and North Carolina.

Michael G. Mayer, Chief Executive Officer and President of First Bank, commented, “We believe the sale of our property and casualty insurance business to a dedicated insurance firm represents a good business opportunity for First Bank. Our customers will continue to benefit from an ongoing referral relationship with Bankers Insurance. In addition, the capital provided from this transaction will further support First Bank’s continuing loan growth and regulatory capital needs”.

FORWARD-LOOKING STATEMENTS

This report contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding First Bancorp's and Select Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the combination of First Bancorp and Select Bancorp, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

 In addition to factors previously disclosed in First Bancorp’s and Select Bancorp's reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by the shareholders of each of First Bancorp and Select Bancorp, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the First Bancorp and Select Bancorp businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies' customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving First Bancorp and Select Bancorp, Inc. This material is not a solicitation of any vote or approval by the shareholders of First Bancorp or Select Bancorp and is not a substitute for the joint proxy statement/prospectus or any other documents which First Bancorp and Select Bancorp may send in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, First Bancorp intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of First Bancorp and Select Bancorp and a prospectus of First Bancorp, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of First Bancorp's and Select Bancorp's public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The joint proxy statement/prospectus will be mailed to First Bancorp and Select Bancorp's shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF FIRST BANCORP AND SELECT BANCORP ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other filings containing information about First Bancorp and Select Bancorp at the SEC's website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by First Bancorp on its website at http://www.localfirstbank.com and by Select Bancorp on its website at www.selectbank.com.

First Bancorp, Select Bancorp and certain of their respective directors and executive officers, under the SEC's rules, may be deemed to be participants in the solicitation of proxies of First Bancorp and Select Bancorp's shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Bancorp and their ownership of First Bancorp common stock is set forth in the proxy statement for First Bancorp's 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 23, 2021. Information about the directors and executive officers of Select Bancorp and their ownership of Select Bancorp common stock is set forth in the proxy statement for Select Bancorp’s 2021 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 6, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST BANCORP

By:	/s/ Richard H. Moore
Richard H. Moore
Chief Executive Officer

Date: July 2, 2021